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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                                (Amendment No. 1)

                    Under the Securities Exchange Act of 1934

                                   ----------

                            Michael baker corporation

                                (Name of Issuer)

      Common Stock, $1.00 par value per share               057149106
          (Title of class of securities)                  (CUSIP number)

                                  Randall Blank
                            Executive Vice President,
                      Chief Financial Officer and Secretary
                                SEACOR SMIT Inc.
                     1370 Avenue of the Americas, 25th Floor
                            New York, New York 10019
                                 (212) 307-6633

            (Name, address and telephone number of person authorized
                     to receive notices and communications)

                                  May 11, 2001

             (Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [_].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. Seess. 240.13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)

                               (Page 1 of 6 pages)

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73293.0004
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
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
CUSIP No.  057149106                                        13D                  Page 2 of 6 Pages
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------------------------    -------------------------------------------------------------------------------------------
1                           NAME OF REPORTING PERSON                             SEACOR SMIT INC.
                            S.S. OR I.R.S. IDENTIFICATION NO.                    13-3542736
                            OF ABOVE PERSON
------------------------    -------------------------------------------------------------------------------------------
2                           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                            (a)    [  ]
                                                                                                         (b)    [  ]
------------------------    -------------------------------------------------------------------------------------------
3                           SEC USE ONLY
------------------------    -------------------------------------------------------------------------------------------
4                           SOURCE OF FUNDS:                                                             WC
------------------------    -------------------------------------------------------------------------------------------
5                           CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
                            REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):                                      [  ]

------------------------    -------------------------------------------------------------------------------------------
6                           CITIZENSHIP OR PLACE OF ORGANIZATION:                                        Delaware
------------------------    ----------------    -----------------------------------------------------------------------
       NUMBER OF            7                   SOLE VOTING POWER:                                       340,000
        SHARES
                            ----------------    -----------------------------------------------------------------------
     BENEFICIALLY           8                   SHARED VOTING POWER:                                        0
       OWNED BY
                            ----------------    -----------------------------------------------------------------------
         EACH               9                   SOLE DISPOSITIVE POWER:                                  340,000
       REPORTING
                            ----------------    -----------------------------------------------------------------------
      PERSON WITH           10                  SHARED DISPOSITIVE POWER:                                   0
------------------------    -------------------------------------------------------------------------------------------
11                          AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING
                            PERSON:                                                                      340,000
------------------------    -------------------------------------------------------------------------------------------
12                          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
                             EXCLUDES CERTAIN SHARES:                                                      [  ]

------------------------    -------------------------------------------------------------------------------------------
13                          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                            4.9%
------------------------    -------------------------------------------------------------------------------------------
14                          TYPE OF REPORTING PERSON:                                                      CO
------------------------    -------------------------------------------------------------------------------------------

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ITEM 1. SECURITY AND ISSUER.

         This Amendment No. 1 ("Amendment No. 1") amends and supplements the statement on Schedule 13D filed on January 19, 2001 (the "Statement") relating to the common stock, par value $1.00 per share (the "Shares"), of Michael Baker
Corporation, a Pennsylvania corporation (the "Company") filed on behalf of SEACOR SMIT Inc. (the "Reporting Person").

         Unless otherwise indicated herein, the information set forth in the Statement remains unchanged. Unless otherwise defined herein, all capitalized terms used herein shall have the meanings previously ascribed to them in the previous filing of the Statement.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

         (a) As of May 11, 2001, the Reporting Person beneficially owned in the aggregate 340,000 Shares, constituting 4.9% of the outstanding Shares. Such computation of percentage ownership is based upon 6,996,928 Shares outstanding as of May 1, 2001, as set forth in the Company's quarterly report on Form 10-Q for the quarterly period ended March 31, 2001.

         (b) The Reporting Person has the sole power to vote or direct the vote of 340,000 Shares and the sole power to dispose or to direct the disposition of such Shares.

         (c) Information concerning transactions in Shares by the Reporting
Person during the past sixty days is set forth in Exhibit 2 attached hereto, which is incorporated herein by reference.

         To the Reporting Person's knowledge, none of its directors or executive officers has had any transaction in the Shares that was effected in the past sixty days.

         (d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares.

         (e) The Reporting Person ceased to be the beneficial owner of more than five percent of the outstanding Shares on May 11, 2001.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

         The following Exhibit is filed herewith:

         2. Information concerning transactions in the Shares effected by the Reporting Person during the past sixty days.


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                                   SIGNATURES

         After reasonable inquiry and to the best of their knowledge and belief, the undersigned certifies that the information contained in this Statement is true, complete and correct.

Dated:  May 14, 2001

                              SEACOR SMIT INC.


                              By:  /s/ Randall Blank
                                   -----------------
                                   Name: Randall Blank
                                   Title: Executive Vice President, Chief
                                          Financial Officer and Secretary










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                                  EXHIBIT INDEX



EXHIBIT NO.       DESCRIPTION
-----------       -----------

     2. Information concerning transactions in the Shares effected by the Reporting Person during the past sixty days.











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